Exhibit 12.1

 Simmons First National Corporation

Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Six Months Ended
	June 30		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Fixed Charges:
Interest on deposits	$7,139	$4,505	$9,079	$8,399	$10,625	$14,925	$19,537
Interest on borrowings	3,117	2,399	4,892	3,864	4,992	5,471	7,469
Estimated interest on rental expense	1,100	909	1,663	1,264	936	617	526
Fixed charges before preferred stock dividends	11,356	7,813	15,634	13,527	16,553	21,013	27,532
Preferred stock dividends pre-tax income requirements	169	-	-	-	-	-	-
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	11,525	7,813	15,634	13,527	16,553	21,013	27,532
Less: Interest on deposits	1,100	909	1,663	1,264	936	617	526
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$10,425	$6,904	$13,971	$12,263	$15,617	$20,396	$27,006

Earnings:
Pretax income from continuing operations	$43,159	$19,657	$50,290	$32,536	$40,015	$35,799	$54,431
Fixed charges including interest on deposits	11,356	7,813	15,634	13,527	16,553	21,013	27,532
Earnings, including interest on deposits (C)	54,515	27,470	65,924	46,063	56,568	56,812	81,963
Less: Interest on deposits	169	-	-	-	-	-	-
Earnings, excluding interest on deposits (D)	$54,345	$27,470	$65,924	$46,063	$56,568	$56,812	$81,963

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	4.73	3.52	4.22	3.41	3.42	2.70	2.98
Excluding interest on deposits (D / B)	5.21	3.98	4.72	3.76	3.62	2.79	3.03